Exhibit 1

For Immediate Release

Pointer Telocation Announces Win of Israeli
Governmental Bid to Monitor Driver Behavior in
Governmental Vehicles

Rosh HaAyin, Israel October 24, 2013 Pointer Telocation Ltd. (Nasdaq CM: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, announced that the Pointer IQ System was selected, by the Office of the Accountant General of the Ministry of Finance, to monitor driver behavior in up to 2,800 Israeli governmental vehicles. This win is the culmination of a competitive bidding process which included a pilot program.

The Pointer IQ System monitors driving behavior and interprets vehicle dynamics and vehicle operation patterns and then calculates safety and ECO scores (relating to uneconomic and environment-unfriendly driving in terms of fuel consumption, emission and accelerated wear and tear), providing a driving profile for each driver.

The Pointer IQ System includes an On-Board trip processing device designed to improve fleet safety and reduce fleet operation costs. The device is one of a few systems in the market providing fleet safety and ECO driving solutions. The system can identify each driver by a driver tag which enables the differentiation among multiple drivers using the same vehicle. The system provides on line reports to the control center including driver identity, driving time, route, speed as well as potential risky and uneconomic behaviors.

David Mahlab, Pointer’s CEO said: “We are happy to win this bid which illustrates a high degree of confidence by the Israeli Government in the Pointer IQ System.  The Pointer IQ System is one of a number of new technologies developed and launched by Pointer. To date, we have delivered several thousand IQ System devices, mainly for pilot programs in a number of countries and we expect these deliveries to lead to increased commercial sales in the coming year.” concluded Mr. Mahlab.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in more than 45 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.
For more information: http://www.pointer.com

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to the proposed acquisition and other future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:
Zvi Fried, V.P. and Chief Financial Officer	Chen Livne, Gelbart-Kahana Investor Relations
Tel.; 972-3-572 3111	Tel: 972-3-607 4717, +972-54-302 2983
E-mail: zvif@pointer.com	E-mail: chen@gk-biz.com